UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [_]Form 10-K [_]Form 20-F [_]Form 11-K [X]Form 10-Q [_]Form N-SAR
             For Period Ended: December 31, 2005
                               ---------------------------------------

                   For Period Ended:
                                     -------------------------------------------
                   [   ] Transition Report on Form 10-K
                   [   ] Transition Report on Form 20-F
                   [   ] Transition Report on Form 11-K
                   [   ] Transition Report on Form 10-Q
                   [   ] Transition Report on Form N-SAR

                   For the Transition Period Ended:
                                                   -----------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant
TRUEYOU.COM, INC.

--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
BUILDING NO. 501, FIFTH FLOOR, 7 CORPORATE PARK

--------------------------------------------------------------------------------
City, State and Zip Code
NORWALK, CT  06851

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
    [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The  Registrant's  Quarterly  Report on Form 10-Q for the quarter ended December
31, 2005 could not be filed within the prescribed time period because the Registrant is completing the final review of its Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John Higgins                  (203)                  295-2120
   --------------------------     ----------------    --------------------------
            (Name)                   (Area Code)           (Telephone Number)

(2)      Have all other periodic  reports required
         under   Section   13  or   15(d)  of  the
         Securities   Exchange   Act  of  1934  or
         Section 30 of the Investment  Company Act          Yes      No
         of 1940 during the preceding 12 months or          [X]      [_]
         for   such   shorter   period   that  the
         registrant was required to file such report(s) been filed? If answer is no, identify report(s)


(3)      Is it  anticipated  that any  significant
         change in results of operations  from the
         corresponding  period for the last fiscal          Yes      No
         year will be  reflected  by the  earnings          [X]      [_]
         statements to be included in the subject report or portion thereof?


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

         The Registrant anticipates, pending final review of its Form 10-Q, that its net loss for the three months ended December 31, 2005 will be significantly higher than its net loss for the three months ended
         December 31, 2004. The increased loss is due primarily to higher selling, general and administrative expense due to the addition of several senior management level officers, expenses that were incurred in connection with the development of a new product line, and significantly higher professional expenses for accounting and legal work and for creative work associated with the name change of the Registrant's facilities.

--------------------------------------------------------------------------------
                                TrueYou.Com, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 2006                 /s/ John Higgins, President
      -------------------------         ----------------------------------------
                                        John Higgins, President